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                             [Company Letterhead]



                               January 29, 2001


Via EDGAR and Overnight Courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
Attn: James M. Daly
      Lisa Mitrovich
      Maria Gabriela Bianchini
      Michael Fay

      Re: XACCT Technologies Ltd.
          -----------------------
          Registration Statement on Form S-1
          Filed on March 28, 2000
          File No. 333-33434

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, XACCT Technologies Ltd. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-33434 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's voting ordinary shares have been or will be made pursuant to the S-1 Registration Statement.

If you have any questions, please call John Sheridan or Anthony Kikuta of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

Very truly yours,

/s/ Eric Gries

Eric Gries
Chief Executive Officer

cc:  John Sheridan, Esq.
     Anthony Kikuta, Esq.